Friday June 26, 8:57 am Eastern Time

Company Press Release

Atria Communities Announces Court Decision Regarding

Acquisition by Kapson Senior Quarters Corp.

LOUISVILLE, Ky. -- (BUSINESS WIRE) -- June 26, 1998 -- Atria Communities, Inc. ("Atria") (Nasdaq/NM: ATRC-news) announced today that in a proceeding before the Superior Court for Orange County, California, the court declined to reach a decision on the merits of the dispute between ARV Assisted Living, Inc. ("ARV") and its largest shareholder, Lazard Freres Real Estate Investors, L.L.C. ("LFREI"), regarding the contractual rights and obligations between those parties. With respect to Atria Communities, Inc., the court directed that LFREI and Atria continue their efforts to finalize an acquisition of Atria by Kapson Senior Quarters Corp. ("Kapson"). The court preliminarily enjoined closing of the merger transaction prior to the outcome of the trial, which is set for a one week bench trial starting on August 3, 1998.

Atria, Kapson and LFREI remain committed to completing the merger transaction and will proceed accordingly. We are pleased that the court denied ARV's request to prohibit all steps leading toward consummation of the merger transaction and that the trial has been scheduled for an early date.

Atria, based on Louisville, Kentucky, is a national provider of assisted and independent living services for the elderly. Atria currently operates 54 communities in 19 states with 5,293 units. Atria has 48 additional communities currently under development.

Forward-looking statements contained in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially. Certain risks are detailed in the Company's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as Amended.
-------------------------------------
Contact:
        Atria Communities Inc., Louisville
        Julie Harding, 502/719-1628
--------------------------------------------------